H.C. Wainwright & Co., LLC

430 Park Avenue

New York, New York 10022

December 11, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nanosphere, Inc.
Registration Statement on Form S-1 (File No. 333-207460)
Withdrawal of Concurrence in Acceleration Request

Ladies and Gentlemen:

Reference is made to the letter of H.C. Wainwright & Co., LLC (“Wainwright”) filed as correspondence via EDGAR on December 11, 2015, in which it concurred in the request by Nanosphere, Inc. that the effective date of the above-referenced Registration Statement be accelerated to December 14, 2015, at 9:30 a.m. Eastern Time, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”). Wainwright hereby formally withdraws such concurrence in the request for acceleration of the effective date. Wainwright hereby concurs in the request by Nanosphere, Inc. to resubmit a request pursuant to Rule 461 at a future date and time to be determined in consultation with the staff of the Securities and Exchange Commission. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Sincerely,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark Viklund
Name:	Mark Viklund
Title:	Chief Executive Officer